Exhibit (a)(2)

Dear Registered Representative,

Please click here [insert link to PDF of Communication to Stockholders] to view a mailing that we will be sending to investors in Behringer Harvard Opportunity REIT II, Inc. (the “Company”) regarding an unsolicited tender offer being made by CMG Partners at a price of $2.00 per share in cash (the “CMG Offer”).

After carefully evaluating the CMG Offer and consulting with the Company’s management and outside legal advisor, the Board of Directors of the Company recommends that investors reject the CMG Offer and not tender their shares.

For additional information, please click here [insert link to PDF of Schedule 14D-9] to access our SEC filings related to this matter.

We thank you for your attention to this matter and appreciate our relationship with you.

Sincerely,

Robert M. Behringer

Chairman of the Board

Michael J. O’Hanlon

Chief Executive Officer and President